Writer's Direct Dial: (202) 974-1514
E-Mail: rbergen@cgsh.com

March 2, 2010

BY HAND AND VIA EMAIL

Bruce MacNeil, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4041

Re:	Bank of America Corporation, et al., File No. 812-13679: Request for Withdrawal of Application Pursuant to Section 9(c) of the Investment Company Act of 1940

Dear Mr. MacNeil:

Per your request, and in light of the Final Consent Judgment entered February 24, 2010 in Securities and Exchange Commission v. Bank of America Corporation, 09-cv-6929 (JSR) (S.D.N.Y.) and Securities and Exchange Commission v. Bank of America Corporation, 10-cv-0215 (JSR) (S.D.N.Y.), on behalf of our client, Bank of America Corporation, and the following other applicants: Columbia Management Advisors, LLC, Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc., Banc of America Investment Advisors, Inc., Bank of America Capital Advisors LLC, U.S. Trust Hedge Fund Management, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, IQ Investment Advisors LLC, Roszel Advisors, LLC, Nuveen Asset Management, Nuveen Investments Advisers Inc., Nuveen Investments Institutional Services Group, LLC, Nuveen HydePark Group, LLC, NWQ Investment Management Company LLC, Nuveen Investment Solutions, Inc., Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, Inc., Nuveen Investments, LLC, KECALP Inc., and Merrill Lynch Ventures, LLC, we respectfully request the withdrawal of the above-referenced application, which was filed by the applicants via EDGAR on August 3, 2009 with Accession Number 0000903423-09-000696 and Form Type 40-APP/A.

Bruce MacNeil, Esq.
March 2, 2010

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at 202-974-1514.

Sincerely,

/s/ Robin M. Bergen
Robin M. Bergen

cc:	Janet M. Grossnickle, Assistant Director Julia Kim Gilmer, Branch Chief Lindi Beaudreault, Bank of America